UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 11-KA


(Mark  One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1995
                                                        --------------------
                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period
     from                  to
         ------------------  ------------------



                       Commission file number: 1-6179




                            THIOKOL CORPORATION
                              BARGAINING UNIT
                           RETIREMENT SAVINGS AND
                              INVESTMENT PLAN
                              ---------------
     (Full title of the plan and address of the plan, if different from that of the issuer named below)



                            THIOKOL CORPORATION
               2475 Washington Blvd., Ogden, Utah 84401-2398
               ---------------------------------------------
        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



              THIS AMENDMENT IS TO CORRECT TRANSMISSION ERRORS
                       FOUND IN THE PREVIOUS FILING.

                    Thiokol Corporation Bargaining Unit
                   Retirement Savings and Investment Plan


                        Audited Financial Statements

                         December 31, 1995 and 1994

                                    With

                       Report of Independent Auditors

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

Audited Financial Statements

December 31, 1995 and 1994









Report of Independent Auditors............................................  1

Statements of Net Assets Available for Benefits...........................  2

Statements of Changes in Net Assets Available for Benefits................  3

Notes to Financial Statements.............................................  4

                       Report of Independent Auditors


Compensation Committee
   of the Board of Directors
Thiokol Corporation


We have audited the accompanying statements of net assets available for benefits of the Thiokol Corporation Bargaining Unit Retirement Savings and Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.



                                       /s/ Ernst & Young LLP

April 10, 1996,
except for Note G,
as to which the date is
June 20, 1996



THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                       December 31
                                                1995                1994
                                            -----------         -----------
ASSETS
    Investments, at fair value - Note C
       Fixed Return Fund                    $ 3,814,212         $ 4,121,725
       Government Securities Fund                 7,212               8,206
       Balanced Fund                            110,036
       Equity Index Fund                        388,149             264,101
       International Equity Fund                 70,191
       Aggressive Equity Fund                    84,639
       Thiokol Corporation Stock Fund           164,724             137,343
                                            -----------         -----------
            TOTAL INVESTMENTS                 4,639,163           4,531,375

    Loans to participants                       133,223             204,409
    Accrued income receivable                     5,778
                                            -----------         -----------
                 TOTAL ASSETS                 4,778,164           4,735,784

LIABILITIES
    Withdrawals payable                           6,405               3,643
                                            -----------         -----------
            NET ASSETS AVAILABLE
                 FOR BENEFITS               $ 4,771,759         $ 4,732,141
                                            ===========         ===========


See notes to Financial Statements.





THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                               Year Ended December 31
                                           1995                     1994
                                        -----------             -----------
Contributions and investment income

    Company contributions               $   160,124             $   189,115
    Participant contributions               466,432                 553,830
    Dividend income                          17,230                   4,016
    Interest income                         229,945                 245,311
                                        -----------             -----------
        TOTAL CONTRIBUTIONS AND
             INVESTMENT INCOME              873,731                 992,272

Net gain on sale of plan assets - Note D     25,149                   4,921
Net unrealized appreciation in fair
    value of investments - Note C           103,097                   3,188
Participant payments                     (1,171,637)               (633,551)
Administrative expenses                      (6,890)
Plan transfers                              216,168               1,111,768
                                        -----------             -----------
                  NET INCREASE               39,618               1,478,598

Net assets available for benefits at
    beginning of year                     4,732,141               3,253,543
                                        -----------             -----------
        NET ASSETS AVAILABLE FOR
          BENEFITS AT END OF YEAR       $ 4,771,759             $ 4,732,141
                                        ===========             ===========


See notes to Financial Statements.


THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

General:
- --------

All investments of the Thiokol Corporation Bargaining Unit Retirement Savings and Investment Plan (the Plan) are held by the Thiokol Corporation Master Savings Trust (the Trust). The Trust invests the assets of four employee retirement savings and investment plans and one pension plan of Thiokol Corporation (the Company). The Northern Trust Company (the Trustee) is custodian of the Trust's investments.

Effective January 1, 1995, the Company enhanced the Plan by converting to a daily valuation system and expanding the investment fund choices by adding three new funds: the Balanced Fund, the International Equity Fund, and the Aggressive Equity Fund. See Note C for a description of the seven funds in which the assets of the Plan are invested.


Under the daily valuation system, a Net Asset Value (NAV) is computed daily for each fund based on the current fair value of the fund's assets. On January 1, 1995, the NAV of each fund was established at $10.00. A participant's fund balance is computed by multiplying the NAV by the number of units owned.

The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan. Income (loss) is allocated to the various plans based upon each plan's proportionate share of the fair value of the Trust's assets related to that income. Asset values in the Plan reflect the deduction of brokerage commissions, related transaction costs and other fees assessed by the various investment managers. Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the NAV at an annual rate of fifteen one hundreths of one percent. All other Plan administrative and general expenses are paid by the Company.

Reclassification:
- -----------------

Certain reclassifications were made to the 1994 financial statements to conform with the 1995 presentation.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments:
- ------------

There are seven investment options and one employee loan option under the Plan. Investment options are: the Fixed Return Fund, the Government
Securities Fund, the Balanced Fund, the Equity Index Fund, the International Equity Fund, the Aggressive Equity Fund, and the Company Stock Fund. Investment managers for each fund are appointed by the Compensation Committee of the Company's Board of Directors.

Investments in the stock of the Company are recorded at fair market value as determined by the closing price on the New York Stock Exchange.

The investment managers for the Equity Index, Balanced, International Equity, and Aggressive Equity funds provide the composite value of their respective funds on a daily basis to the Trustee based upon each investment's closing price from the appropriate exchange or closing bid prices from investment brokerage firms.

The Fixed Return and Government Securities Contracts are valued at contract value, which represents periodic deposit amounts net of funds used to pay participants' withdrawals, plus credited interest at the contract rate. The interest rate for each contract is reviewed and may be adjusted semi-annually to reflect current interest rates. The stated interest rate has been adjusted for estimated contract transaction and plan administration costs.

Funds may be invested on a temporary basis in common trust funds. Participation units in common trust funds, comprised exclusively of short-term investments, are valued at par value, which is equal to redemption value.

Gain or loss on the sale of Plan assets is determined by utilizing an historical average unit cost of investments. Unrealized appreciation or depreciation is determined by the change in fair value for the twelve-month period.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE B - DESCRIPTION OF THE PLAN

The Plan is a  defined-contribution  401(k)  plan  established  to  provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in the Company or to invest in one of the other six investment choices. All bargaining unit employees of the Huntsville Division of the Company (Huntsville) and of the Kingston Division of Huck International, Inc. (Kingston) are eligible to participate in the Plan. During 1995 and 1994 bargaining unit employees of the Longhorn Division of the Company (Longhorn), who previously participated in the Retirement Savings and Investment Plan for Certain Bargaining Employees of Thiokol Corporation, ratified new contracts which shifted participation to the Plan. All assets from those participant's previous plan were transferred to the Plan during the respective years.

Participation in the Plan is voluntary. Longhorn and Huntsville participants may make contributions to the Plan for any whole percentage up to a maximum of 17% of base pay subject to limitations imposed by Federal Tax Regulations. For Huntsville and Longhorn participants, the Company contributes an amount equal to 50% of the participants' base pay up to 6%, adjusted for any current forfeitures and reinstatement of prior forfeitures. Kingston participants may make contributions to the plan for any whole percentage up to a maximum of 4% of base pay. Huck International, Inc. contributes an amount equal to 50% of each Kingston participant's base pay up to 4%, adjusted for any current forfeitures and reinstatement of prior forfeitures.

Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions.

Effective January 1, 1995, the vesting schedule for company-matched funds, which was suspended in prior years due to significant work force reductions, was reinstated for new employees hired after December 31, 1994.

Information about the Plan's vesting and benefit provisions is contained in the booklet entitled Your Employee Benefits and is available from the Company's human resources department.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE B - DESCRIPTION OF THE PLAN (Continued)

Active participants, except those at Kingston, may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance. The interest charged on loans is based upon rates as determined by the Plan Administration Committee subject to Department of Labor regulations.

The Company has the right to terminate, amend, modify, or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.


NOTE C - INVESTMENTS

A description of the investment funds follows:

Fixed Return Fund:
- ------------------

This fund is in the custody of and managed by Connecticut General Life Insurance Company under a group annuity contract issued to the Trustee, which provides for a fixed rate of return. The stated annual rate of return was 5.10% and 5.50% for the first and second halves of 1995 respectively, and 6.25% for all of 1994. The average yield for the fund was 5.30% and 6.25% for 1995 and 1994 respectively. The majority of Fund assets consist of intermediate-term investment grade corporate bonds.

Government Securities Fund:
- ---------------------------

This fund is in the custody of and managed by Metropolitan Life Insurance Company under a group annuity contract. The fund invests in intermediate-term United States Government and Government National Mortgage Association Fixed Income Securities backed by the full faith and credit of the United States Treasury and in other highly rated short-term securities. The effective annual rate of return was 4.60% and 5.00% for the first and second halves of 1995 respectively, and 5.75% for all of 1994. The average yield for the fund was 4.80% and 5.75% for 1995 and 1994 respectively.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE C - INVESTMENTS (Continued)

Balanced Fund:
- --------------

This fund is managed by the investment management firm of Dodge and Cox. The fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested. Investments in any single stock or bond issue, with the exception of United States government securities, are seldom in excess of 2% of total fund assets.

Equity Index Fund:
- ------------------

This fund is in the custody of and managed by the Bankers Trust Company. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities which comprise the Standard and Poor's 500 Composite Stock Price Index.

On November 28, 1994 at the Company's request, Banker's Trust transferred the Plan's assets from one S&P 500 index fund to a different S&P 500 index fund, both of which are managed by Banker's Trust. This transfer permitted a change from a monthly to a daily valuation system. As a result of the transfer, the previous fund realized a net gain of $1,705, and the new fund recognized a realized gain of $527 resulting in a total realized gain of $2,232 for the year (See Note D).

International Equity Fund:
- --------------------------

This fund is managed by the investment management firm of Rowe Price - Fleming International. This fund is broadly diversified by investing in the equity securities of established foreign companies. Generally this fund is invested in over 300 stocks in more than 25 countries. This fund may invest in corporate and government debt securities, futures, options and enter into forward foreign currency exchange contracts. The fund is managed on a team basis by several portfolio mangers that are each responsible for a geographic region. The portfolio managers are supported by more than 100 financial analysts. The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE C - INVESTMENTS (Continued)

Aggressive Equity Fund:
- -----------------------

This fund is managed by the investment management firm of Target Investors, Inc. This fund is invested in the common stocks of small, rapidly growing companies. A small growth company is one which is still in the early stage of its life cycle, yet has demonstrated, or is expected to achieve, long-term earnings growth. Investments in any single stock rarely exceed 4% of total fund assets. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

Thiokol Corporation Stock Fund:
- -------------------------------

This fund is in the custody of The Northern Trust Company. The fund is invested primarily in Thiokol Corporation common stock. Its performance depends primarily upon the performance of the Company's stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value. Prior to the Plan being on a daily valuation system, the unit value used to determine a participant's account balance was shares of Company stock. With the conversion to a daily valuation system, the NAV is the unit used to determine a participant's account balance.



THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE C - INVESTMENTS (Continued)

During 1995 and 1994, the unrealized appreciation (depreciation) of the Plan's investments was as follows:

                                                                            Appreciation
                                                                           (Depreciation)
                                                                            In Fair Value
                                                                          During the Period      Fair Value            Cost
                                                                          -----------------      -----------        -----------
December 31, 1995:

    Fair value determined by redemption or contract value:
           Fixed Return Fund                                                                     $ 3,814,212        $ 3,814,212
           Government Securities Fund                                                                  7,212              7,212
    Fair value determined by quoted market prices:
           Balanced Fund                                                     $     7,267             110,036            102,769
           Equity Index Fund                                                      81,612             388,149            309,760
           International Equity Fund                                               4,320              70,191             65,871
           Aggressive Equity Fund                                                 (5,427)             84,639             90,066
           Thiokol Corporation Stock Fund                                         15,325             164,724             97,504
                                                                             -----------         -----------        -----------
                                                                             $   103,097         $ 4,639,163        $ 4,487,394
                                                                             ===========         ===========        ===========
December 31, 1994:

    Fair value determined by redemption or contract value:
           Fixed Return Fund                                                                     $ 4,121,725        $ 4,121,725
           Government Securities Fund                                                                  8,206              8,206
    Fair value determined by quoted market prices:
           Thiokol Corporation Stock Fund                                    $     4,511             137,343             85,448
           Equity Index Fund                                                      (1,323)            264,101            267,324
                                                                             -----------         -----------        -----------
                                                                             $     3,188         $ 4,531,375        $ 4,482,703
                                                                             ===========         ===========        ===========



THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND


                                                                                     Year Ended December 31, 1995
                                                                         -----------------------------------------------------
                                                                           Fixed                Gov't
                                                                           Return                Sec.                Balanced
                                                                            Fund                 Fund                  Fund
                                                                         -----------          -----------          -----------
Contributions and investment
Income
     income:

     Company contributions                                               $   116,076          $     1,031          $     1,172
     Participant contributions                                               350,072                3,502                4,718
     Dividend income                                                                                                     3,772
     Interest income                                                         226,647                  398                   69
                                                                         -----------          -----------          -----------
                          TOTAL CONTRIBUTIONS AND
                                INVESTMENT INCOME                            692,795                4,931                9,731

Net gain on sale of plan assets                                                                                          5,473
Net unrealized appreciation in fair
     value of investments                                                                                                7,267
Participant payments                                                      (1,021,718)              (5,495)             (18,231)
Administrative expense                                                        (6,009)                 (12)                (110)
Plan transfers                                                               216,168
Participant transfers                                                       (271,250)                (258)             106,835
                                                                         -----------          -----------          -----------

                          NET (DECREASE) INCREASE                           (390,014)                (834)             110,965

Net assets available for benefits
     at beginning of year                                                  4,293,712                8,207
                                                                         -----------          -----------          -----------

                         NET ASSETS AVAILABLE FOR
                          BENEFITS AT END OF YEAR                        $ 3,903,698          $     7,373          $   110,965
                                                                         ===========          ===========          ===========




THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS




                        Year Ended December 31, 1995
     --------------------------------------------------------------------
      Equity          Int'l        Aggress        Company
      Index          Equity        Equity          Stock
       Fund           Fund          Fund            Fund         Total
     --------       --------     ----------       --------     ----------
     $ 22,342       $  1,711     $    3,011       $ 14,781     $  160,124
       57,864          5,083          8,028         37,165        466,432
        8,730          1,556                         3,172         17,230
          745             41             74          1,971        229,945
     --------       --------     ----------       --------     ----------

       89,681          8,391         11,113         57,089        873,731

        1,436          1,209          5,579         11,452         25,149

       81,612          4,320         (5,427)        15,325        103,097
      (80,062)          (578)        (9,738)       (35,815)    (1,171,637)
         (436)           (72)           (33)          (218)        (6,890)
                                                                  216,168
       37,731         63,941         87,434        (24,433)
     --------       --------     ----------       --------     ----------
      129,962         77,211         88,928         23,400         39,618


      278,737                                      151,485      4,732,141
     --------       --------     ----------       --------     ----------

     $408,699       $ 77,211     $   88,928       $174,885     $4,771,759
     ========       ========     ==========       ========     ==========





THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND (Continued)



                                                                            Year Ended December 31, 1994
                                                   ---------------------------------------------------------------------------
                                                     Fixed           Equity          Company         Gov't.
                                                     Return           Index           Stock           Sec.
                                                      Fund            Fund            Fund            Fund            Total
                                                   -----------     -----------     -----------     -----------     -----------
Contributions and  investment income:

   Company contributions                           $   141,206     $    29,380     $    16,508     $     2,021     $   189,115
   Participant contributions                           428,054          77,108          43,395           5,273         553,830
   Dividend income                                                         690           3,326                           4,016
   Interest income                                     243,903             434             705             269         245,311
                                                   -----------     -----------     -----------     -----------     -----------
                   TOTAL CONTRIBUTIONS AND
                         INVESTMENT INCOME             813,163         107,612          63,934           7,563         992,272

Net gain on sale of plan assets                                          2,232           2,689                           4,921
Net unrealized (depreciation)
   appreciation in fair value of
   investments                                                          (1,323)          4,511                           3,188
Participant payments                                  (576,934)        (47,106)         (7,259)         (2,252)       (633,551)
Plan transfers                                       1,064,758          43,079           1,035           2,896       1,111,768
Participant transfers                                  (53,998)         36,669          17,329
                                                   -----------     -----------     -----------     -----------     -----------
                              NET INCREASE           1,246,989         141,163          82,239           8,207       1,478,598

Net assets available for
     benefits at beginning of year                   3,046,723         137,574          69,246                       3,253,543
                                                   -----------     -----------     -----------     -----------     -----------
                  NET ASSETS AVAILABLE FOR
                   BENEFITS AT END OF YEAR         $ 4,293,712      $  278,737     $   151,485     $     8,207     $ 4,732,141
                                                   ===========     ===========     ===========     ===========     ===========


THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401 and the Trust is exempt from tax under section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.


NOTE F -  QUARTERLY NET ASSET VALUE INFORMATION

The investment fund NAV at the end of each quarter for 1995 was as follows:


                                                March 31             June 30             Sept 30              Dec 31
                                             ---------------      --------------      --------------      --------------
Fixed Return Fund                               10.1762              10.3031             10.4429             10.5299
Government Securities Fund                      10.1619              10.2773             10.4047             10.4827
Balanced Fund                                   10.7836              11.6447             12.2787             12.7871
Equity Index Fund                               11.1327              12.1974             13.1570             13.7356
International Equity Fund                        9.9686              10.4582             10.9479             11.2173
Aggressive Equity Fund                          10.5847              11.6723             13.0732             11.1457
Thiokol Corporation Stock                       10.6422              11.3253             13.3508             12.0976


The price per share and the total number of shares of Thiokol Corporation stock held by the plan at the end of each quarter for 1994 is as follows:

                                 Price per                Total
                                   Share                  Shares
                                ----------             -----------
        March 31                $ 26.500                 3,573.27
         June 30                  24.125                 3,571.46
    September 30                  24.375                 3,334.73
     December 31                  27.875                 4,807.95


THIOKOL CORPORATION BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE G - SUBSEQUENT EVENT

On June 20, 1996 the Army announced that it was terminating for convenience all of its existing production contracts effective immediately and its maintenance contracts at the Louisiana and Longhorn facilities effective June 30, 1997. The Company is currently determining the impact on the Plan.

                                  Exhibit

                      Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-10316) pertaining to certain Retirement Savings and Investment Plans of Thiokol Corporation of our report dated April 10, 1996, except for Note G, as to which the date is June 20, 1996, with respect to the financial statements of the Thiokol Corporation Bargaining Unit Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



                                       /s/ Ernst & Young LLP

Salt Lake City, Utah
July 18, 1996

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      THIOKOL CORPORATION
                                      BARGAINING UNIT
                                      RETIREMENT SAVINGS AND
                                      INVESTMENT PLAN
                                      ------------------------
                                      (Full title of the plan)



Date:    23 July 1996                 /s/ Richard L. Corbin
     -------------------              ------------------------
                                      Richard L. Corbin, Senior Vice
                                      President and Chief Financial Officer
                                      for the Plan Administrative Committee